UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2015	File No.: 001-31891

TransGlobe Energy Corporation
(Translation of Registrant’s Name into English)

#2300, 250 – 5thStreet S.W., Calgary, AB T2P 0R4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [  ]     Form 40F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.
.

FORM 6K	Page 2

Submitted herewith:

(1)     Form 27 - Material Change – Press Release dated February 11, 2015 – TRANSGLOBE
ENERGY CORPORATION ANNOUNCES
2014 YEAR-END RESERVES, YEMEN WRITE DOWN AND EXPORT MARKETING UPDATE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: February 24, 2015	By:	/s/ Ross Clarkson
Ross Clarkson
President, CEO & Director

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Transglobe Energy Corporation ("Transglobe" or the "Company")
2300, 250 – 5th Street S.W.
Calgary, Alberta T2P 0R4

2.	Date of Material Change:

February 10, 2015.

3.	News Releases:

A news release disclosing the information summarized in this material change report was issued on February 11, 2015 by, or on behalf of, the Company, and disseminated through the facilities of a recognized news wire service.

4.	Summary of Material Change:

TransGlobe announced the results of its 2014 year-end independent reserves report as evaluated by DeGolyer and MacNaughton Canada Limited ("DeGolyer") as at December 31, 2014. The Company's gross Proved plus Probable ("2P") reserves were 12 million barrels of oil ("MMBbls") (26%) lower than year-end 2013 due to reclassifications, negative technical revisions and production. This amount represents 4.4 MMBbls (9%) of gross 2P reserves which were reclassified to Contingent Resources in Yemen, 1.6 MMBbls (4%) of gross 2P reserves which were removed due to negative revisions exceeding position revisions and new additions, and 5.9 MMBbls (13%) of gross 2P reserves which produced during 2014.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

TransGlobe announced on February 11, 2015 the results of its 2014 year-end independent reserves report dated January 30, 2015 which was presented and approved by the Board of Directors of Company on February 10, 2015 as evaluated by DeGolyer with an effective date of December 31, 2014 (the "2014 DeGolyer Reserves Report"). The Company's gross 2P reserves were 12 MMBbls (26%) lower than year-end 2013 due to reclassifications, negative technical revisions and production. This amount represents 4.4 MMBbls (9%) of gross 2P reserves which were reclassified to Contingent Resources in Yemen, 1.6 MMBbls (4%) of gross 2P reserves which were removed due to negative revisions exceeding position revisions and new additions, and 5.9 MMBbls (13%) of gross 2P reserves which produced during 2014. The following is a summary of the 2014 DeGolyer Reserves Report with comparatives to DeGolyer's evaluation dated January 15, 2014 with an effective date of December 31, 2013 (the "2013 DeGolyer Report"). Each of the 2014 DeGolyer Report and 2013 DeGolyer Report was prepared in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional reserve information as required under NI 51-101 will be included in the Company's Annual Information Form which will be filed on SEDAR by March 31, 2015.

The recovery and reserve estimates of crude oil, natural gas liquids ("NGLs") and natural gas reserves provided in this material change report are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein.

All reserves presented are based on DeGolyer's forecast pricing, effective December 31, 2014 and December 31, 2013, respectively.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Year-End Reserves Summary*

Oil Reserves	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Increase	Increase
	2014	2014	2013	2013	(Decrease)	(Decrease)
	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(%)	(%)
	Gross**	Net**	Gross**	Net**	Gross**	Net**
Proved ("1P")
Egypt	22.1	12.3	28.8	14.6	(23%)	(16%)
Yemen	-	-	2.8	1.5	(100%)	(100%)
Total 1P	22.1	12.3	31.6	16.2	(30%)	(24%)
Proved Plus
Probable ("2P")
Egypt	33.5	18.0	40.8	20.1	(18%)	(11%)
Yemen	-	-	4.5	2.4	(100%)	(100%)
Total 2P	33.5	18.0	45.3	22.5	(26%)	(20%)
Proved
Plus Probable
Plus Possible ("3P")
Egypt	43.3	22.4	49.7	24.0	(13%)	(7%)
Yemen	-	-	5.6	3.1	(100%)	(100%)
Total 3P	43.3	22.4	55.3	27.1	(22%)	(17%)

* Numbers may not add exactly due to rounding
** "Gross Reserves" are the Company's working interest share before deduction of royalties and without including any royalty interests of the Company. "Net Reserves" are the Company's working interest share after deduction of royalty obligations before tax, plus the Company's royalty interests in reserves.

Oil Reserves	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Increase	Increase
	2014	2014	2013	2013	(Decrease)	(Decrease)
	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(%)	(%)
	Gross	Net	Gross	Net	Gross	Net
Proved ("1P")
Producing	16.3	9.5	22.4	11.8	(27%)	(20%)
Non-Producing	1.1	0.6	2.0	1.0	(46%)	(38%)
Undeveloped	4.7	2.2	7.2	3.3	(34%)	(33%)
Total 1P	22.1	12.3	31.6	16.2	(30%)	(24%)
Proved Plus
Probable ("2P")
Probable	11.3	5.6	13.6	6.4	(17%)	(12%)
Total 2P	33.5	18.0	45.3	22.5	(26%)	(20%)
Proved
Plus Probable
Plus Possible ("3P")
Possible	9.9	4.5	10.0	4.5	(2%)	(2%)
Total 3P	43.3	22.4	55.3	27.1	(22%)	(17%)

* Numbers may not add exactly due to rounding

2014 Reserve Changes

In 2014, the Company's activities were focused on the Arab Republic of Egypt ("Egypt") with the continued development of its operated West Gharib and West Bakr concessions and preliminary exploration on the four operated exploration concessions (North West Gharib, South West Gharib, South East Gharib and South Ghazalat) which were ratified in late 2013.

Reserves at 2014 year-end were significantly lower compared to 2013 due to a reclassification of the Yemen reserves to Contingent Resources, annual production and negative revisions which exceeded positive revisions and new additions.

The following table summarizes the reserve revision and additions by reserve category.

2014 Reserve Summary
of Revisions and Additions*	1P	2P	3P
(Gross Reserves - Working interest, before	(MMBbl)	(MMBbl)	(MMBbl)
Royalties)
2013 Year End Reserves	31.6	45.3	55.3
West Gharib Red Bed Main Pool	(4.3)	(4.3)	(3.8)
West Gharib Other Revisions	1.9	1.2	0.8
West Bakr Revisions	1.1	1.0	1.2
NW Gharib New Adds	0.2	0.6	1.2
East Ghazalat Revisions	0.3	0.0	0.0
Yemen Reclassification	(2.7)	(4.4)	(5.5)
2014 Production	(5.9)	(5.9)	(5.9)
2014 Year End Reserves	22.1	33.5	43.3
Change vs Year End 2013 (%)	(30%)	(26%)	(22%)

* Numbers may not add exactly due to rounding

The primary negative reserve reduction occurred in the West Gharib Lower Nukhul ("Red Bed") pool in the Arta/East Arta field which offset gains in the Hana/Hana West areas of West Gharib and gains in the West Bakr fields.

The positive revisions and additions on the remaining West Gharib properties were primarily attributed to additional drilling and pool performance in the Hana/Hana West pools. At West Bakr the majority of the drilling activity in 2014 was focused on converting undeveloped reserves (1P and 2P) into proved producing. The positive revisions/additions at West Bakr were attributed to new wells and improved production performance.

At NW Gharib, preliminary reserves were assigned to exploration discoveries at NWG 1, NWG 3 and NWG 5 which were drilled and appraised in 2014.

In the Republic of Yemen ("Yemen"), reserves were reclassified as contingent resources due to the political instability and security issues in the country.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flows are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells, to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for the years ended 2014 and 2013 presented below in millions of U.S. dollars ("$MM") are calculated using DeGolyer's price forecast at December 31, 2014 and December 31, 2013, respectively, and constant pricing using the Securities and Exchange Commissions' ("SEC") average price (the 12-month average price using the first day of the month prices during 2014 and 2013, respectively). In the constant price cases, the prices were held constant for the life of the reserves.

Forecast Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Independent Evaluator's Price Forecast

Present Value		December 31, 2014 Discounted at					December 31, 2013 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$342	$292	$255	$226	$203	$606	$515	$449	$400	$361
Yemen	$0	$0	$0	$0	$0	$56	$51	$46	$42	$39
Total 1P	$342	$292	$255	$226	$203	$663	$566	$495	$442	$400
Proved plus Probable
Egypt	$503	$410	$344	$296	$260	$789	$648	$549	$478	$424
Yemen	$0	$0	$0	$0	$0	$87	$75	$65	$58	$52
Total 2P	$503	$410	$344	$296	$260	$876	$722	$615	$536	$476
Proved plus Probable plus
Possible
Egypt	$652	$512	$419	$354	$306	$939	$752	$626	$537	$471
Yemen	$0	$0	$0	$0	$0	$113	$92	$78	$67	$59
Total 3P	$652	$512	$419	$354	$306	$1,052	$844	$704	$605	$531

* Numbers may not add exactly due to rounding

Present Value		December 31, 2014 Discounted at					December 31, 2013 Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	$269	$234	$207	$187	$170	$530	$463	$412	$373	$343
Non-Producing	$26	$21	$17	$14	$12	$44	$37	$32	$28	$24
Undeveloped	$47	$38	$31	$26	$22	$88	$66	$52	$41	$33
Total 1P	$342	$292	$255	$226	$203	$663	$566	$495	$442	$400
Proved plus Probable
Probable	$161	$118	$90	$71	$57	$213	$157	$119	$94	$76
Total 2P	$503	$410	$344	$296	$260	$876	$722	$615	$536	$476
Proved plus Probable plus
Possible
Possible	$149	$103	$75	$57	$46	$176	$122	$90	$69	$54
Total 3P	$652	$512	$419	$354	$306	$1,052	$844	$704	$605	$531

* Numbers may not add exactly due to rounding

The following table summarizes DeGolyer's reference price forecast used to estimate future net revenues:

DeGolyer Forecast Pricing ($/Bbl)
Brent Forecast Pricing ($/Bbl)	2015	2016	2017	2018	2019
Year-end 2014	$69.00	$75.40	$82.03	$88.90	$96.01
Year-end 2013	$101.80	$101.64	$101.51	$101.42	$101.58

Constant Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Constant Pricing

Present Value		December 31, 2014 Discounted at					December 31, 2013 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$443	$389	$348	$317	$292	$640	$543	$474	$421	$380
Yemen	$0	$0	$0	$0	$0	$61	$54	$49	$44	$41
Total 1P	$443	$389	$348	$317	$292	$701	$597	$522	$465	$421
Proved plus Probable
Egypt	$608	$512	$443	$392	$354	$825	$680	$578	$503	$446
Yemen	$0	$0	$0	$0	$0	$95	$80	$69	$61	$55
Total 2P	$608	$512	$443	$392	$354	$920	$760	$647	$564	$501
Proved plus Probable plus
Possible
Egypt	$767	$625	$528	$459	$408	$978	$787	$658	$566	$497
Yemen	$0	$0	$0	$0	$0	$122	$99	$84	$72	$64
Total 3P	$767	$625	$528	$459	$408	$1,100	$887	$742	$638	$560

*Numbers may not add exactly due to rounding

Present Value		December 31, 2014 Discounted at					December 31, 2013 Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	$375	$335	$304	$280	$260	$558	$486	$432	$391	$358
Non-producing	$21	$17	$14	$12	$10	$47	$39	$34	$29	$26
Undeveloped	$47	$37	$30	$25	$21	$95	$72	$56	$45	$37
Total 1P	$443	$389	$348	$317	$292	$701	$597	$522	$465	$421
Proved plus Probable
Probable	$165	$123	$95	$76	$62	$220	$162	$125	$99	$80
Total 2P	$608	$512	$443	$392	$354	$920	$760	$647	$564	$501
Proved plus Probable plus
Possible
Possible	$159	$113	$85	$67	$54	$179	$127	$95	$74	$60
Total 3P	$767	$625	$528	$459	$408	$1,100	$887	$742	$638	$560

*Numbers may not add exactly due to rounding

The Constant Pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib, West Bakr and East Ghazalat production. Pursuant to the SEC pronouncement in 2009, the Constant Price cases are based on the average of the reference price received on the first of each month during the year adjusted for respective differentials at year-end.

Constant Pricing ($/Bbl)	2014	2013
Egypt	$87.84	$93.17

Yemen	-	$106.07

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is Lloyd W. Herrick, Vice President, Chief Operating Officer, telephone: (403) 264-9888.

9.	Date of Report:

February 20, 2015.

Reserve Advisory
Definitions of Reserves Categories:
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
"Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.
The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effects of aggregation.
Advisory on Forward-Looking Information and Statements

Certain statements included in this material change report constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, statements relating to "reserves" which are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things, the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop it's oil and gas properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking statements or information contained in this material change report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.